DGSE COMPANIES, INC.
                                2817 FOREST LANE
                               DALLAS, TEXAS 75234
                                  800-527-5307




July 28, 2005


Mr. George F. Ohsiek, Jr. Branch Chief
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549



RE:      Your Comment letter dated July 13, 2005
         DGSE Companies, Inc.
         File No. 001-11048

Dear Mr. Ohsiek:


In response to your letter dated July 13, 2005, please be advised of the following:

Form 10K for Fiscal Year Ended December 31, 2004
------------------------------------------------

Item 7. Management's Discussion and Analysis, page 8
----------------------------------------------------

Results of Operations, page 9
-----------------------------

     1. We have revised as requested and will amend our filing. The revised disclosures will read as follows:

Marketable equity securities are comprised of investments in three small companies with thinly traded securities and low market prices. These investments have been categorized as available-for-sale and are carried at fair value. Unrealized gains and losses for available-for-sale securities are included as a component of shareholders' equity net of tax until realized. Realized gains and losses on the sale of securities are based on the specific identification method. During 2003 management determined that the decline in the market value of its investments in these securities was other than temporary, and as a result these investments were written-down to their fair value. This write-down resulted in a charge to 2003 earnings in the amount of $1,134,950, net of income tax benefits. This determination was based on the length of time during which the trading range of these securities was below their cost. During 2004 these securities traded at prices which were both higher and lower than the closing market prices at December 31, 2004. As a result, management determined that the decline in value as of December 31, 2004 was temporary. This determination was based on the conclusion that the quoted market price provides the most reliable measure of their respective values.


     2. We have revised as requested and will amend our filing. The revised Disclosures will read as follows:

Revenues increased by $ 3,216,670 (12.7%) in 2004. This increase was primarily the result of a $834,293 (12.6%) increase in the sale of precious metals products, a $1,422,537 (10.8%) increase in retail jewelry sales, a $ 233,410 (5.5%) increase in wholesale jewelry sales and a $ 559,268 (55.1%) increase in the sale of rare coin products. These increases were the result of a nation-wide improvement in the retail environment, a 4.8% price increase in gold products and a 5% price increase in diamonds and other jewelry products. Pawn service fees increased by $ 74,619 in 2004 due to an increase in pawn loans outstanding during the year. Cost of goods as a percentage of sales increased from 79.4% in 2003 to 80.1% in 2004 and gross margins decreased from 20.6% in 2003 to 19.9% in 2004. These changes were due to the increase in the precious metals sales volume as a percentage of total sales and the increase in the cost of gold products.

Selling, general and administrative expenses increased by $671,000 or 15.9%. This increase was primarily due to an increase in staff ($301,000), higher advertising cost ($97,000), higher property taxes ($50,000) and higher legal and professional costs ($24,000). The increase in staff was necessary to maintain a high level of customer service as sales increased. The increase in advertising was necessary in order to attract new customers in our local markets. The property tax increase was due to higher local tax rates and an increase in taxable assets. The increase in legal and professional costs was due to new regulatory requirements. Depreciation and amortization decreased by $37,000 during 2004 due to certain assets becoming fully depreciated. Interest expense declined $21,000 due to a reduction in debt outstanding during the year.

Historically, changes in the market prices of precious metals have had a significant impact on both revenues and cost of sales in the rare coin and precious metals segments in which the Company operates. It is expected that due to the commodity nature of these products, future price changes for precious metals will continue to be indicative of the Company's performance in these business segments. Changes in sales and cost of sales in the retail and wholesale jewelry segments are primarily influenced by the national economic environment. It is expected that this trend will continue in the future due to the nature of these product.

Liquidity and Capital Resources, page 10
----------------------------------------

     3. We have revised as requested and will amend our filing. The revised Disclosures will read as follows:

The Company's short-term debt, including current maturities of long-term debt totaled $ 624,265 as of December 31, 2004. During March 2005 the Company re-financed its outstanding bank debt. This new credit facility in the amount of $3,500,000 extended the maturity of its bank debt to March 31, 2006 and provided the Company with an additional $ 700,000 of unused liquidity.

Management of the Company expects capital expenditures to total approximately $100,000 during 2005. It is anticipated that these expenditures will be funded from working capital and its new credit facility. As of December 31, 2004 there were no commitments outstanding for capital expenditures.

In the event of significant growth in retail and or wholesale jewelry sales, the demand for additional working capital will expand due to a related need to stock additional jewelry inventory and increases in wholesale accounts receivable. Historically, vendors have offered the Company extended payment terms to finance the need for jewelry inventory growth and management of the Company believes that they will continue to do so in the future. Any significant increase in wholesale accounts receivable will be financed under the Company's bank credit facility.

The ability of the Company to finance its operations and working capital needs are dependent upon management's ability to negotiate extended terms or refinance its debt. The Company has historically renewed, extended or replaced short-term debt as it matures and management believes that it will be able to continue to do so in the near future.

From time to time, management has adjusted the Company's inventory levels to meet seasonal demand or in order to meet working capital requirements. Management is of the opinion that if additional working capital is required, additional loans can be obtained from individuals or from commercial banks. If necessary, inventory levels may be adjusted or a portion of the Company's investments in marketable securities may be liquidated in order to meet unforeseen working capital requirements.



Critical Accounting Policies, page 11
-------------------------------------

     4. We have revised as requested and will amend our filing. The revised Disclosures will read as follows:

The Company assesses the impairment of investments and long-lived assets, which includes goodwill and property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include:
(i) underperformance relative to expected historical or projected future operating results (ii) changes in the manner of use of the assets or the strategy for our overall business and (iii) negative industry or economic trends.

When the Company determines that the carrying value of goodwill and long-lived assets may not be recoverable, an impairment charge is recorded. Impairment is generally measured based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model or prevailing market rates of investment securities, if available.

The Company performs a goodwill impairment test at the reporting unit level annually or more frequently if events occur which indicate a potential reduction in the fair value of a reporting unit's net assets below its carrying value. To perform the impairment test the Company estimated the fair value of the reporting unit using the expected present value of corresponding future cash flows. Impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2004, the Company performed its annual review for impairment of goodwill related to its Fairchild acquisition. The Company concluded that there was no evidence of impairment related to the Goodwill for this reporting unit.


Item 9A. Controls and Procedures, page 16
-----------------------------------------

     5. We have revised as requested and will amend our filing. The revised Disclosures will read as follows:

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of its disclosure controls and procedures, as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective in enabling the Company to record, process, summarize and report information required to be included in its periodic SEC filings within the required time period. There has been no change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.


Consolidated Financial Statements
---------------------------------

Consolidated Balance Sheets, page 23
------------------------------------

     6. The amount of pawn loans receivable outstanding as of December 31, 2004 and 2003 were $ 229,071 and $115,791, respectively. The amount of related pawn service charges receivable as of December 31, 2004 and 2003 were $ 86,671 and $ 42,953, respectively. These amounts are included in the balance sheet caption "Trade Receivables". This information will be added as a footnote disclosure to the financials in our amended filing. There were no pay day loan receivables as of December 31, 2004 or 2003.

Consolidated Statements of Operations, page 24
----------------------------------------------

     7. The cost of our pawn loan service charge revenue are included in the caption " Selling, general and administrative expenses". This will be disclosed in our amended filing.


     8 In our amended filing we will disclose the amount of gain on the disposal of Silverman Consultants, Inc. and the caption in the statements of operations that include the gain in a footnote.


Consolidated Statements of Cash Flows, page 26
----------------------------------------------

     9. During the two years ended December 31, 2004 the Company did not make pay day loans. Also, during the two years end December 31, 2004 total pawn service fee amounted to less than one percent of total revenues and the proceeds from the sale of forfeited collateral amounted to less than 1/2 of one percent of total sales. As a result of the immaterial nature of the Company's pawn transactions, pawn issuances and repayments are netted and the results are included in the caption "(Increase) decrease Trade Receivables". The sale of forfeited collateral is included in jewelry sales and the cost of these sales, which includes service fees accrued as of the date of forfeiture as well as the amount loaned, are included in cost of sales in the statements of operations.

          In our amended filings we have shown pawn and pay day loans issuances and cash repayments as separate line items within the investing section of the statements of cash flows. Also, we have shown the sale of forfeited collateral as a return of original investment.

     10   See 9 above.

          We have also added a non-cash disclosure in a footnote to our amended statements of flows indicating the amount of our investment in pawn loans transferred to inventory as a result of loan defaults and collateral forfeiture.

Notes to Consolidated Financial Statements, page 27
---------------------------------------------------


Note 4 - Investments in Marketable Securities, page 32
------------------------------------------------------

     11 The pro forma earnings per share will be removed in the amended filing.



Note 6 Goodwill, page 33
------------------------

     12   The revised disclosure for historical periods will read as follows:

          Note 6 - Goodwill
                   --------

          At December 31, goodwill was reflected for the following reporting units:

                                               2004         2003         2002
                                            ----------   ----------   ----------
          Wholesale watch sales             $  837,117   $  837,117   $  837,117
          Consulting and liquidation              --        314,003      314,003
                                            ----------   ----------   ----------
                                            $  837,117   $1,151,120   $1,151,120
                                            ==========   ==========   ==========

          No impairment losses were recognized during 2004, 2003 or 2002 and no goodwill was acquired during 2004, 2003, or 2002.

          During 2004 the Company sold the goodwill ($314,003), and trade name of Silverman Consultants, Inc. The sale of this goodwill resulted in a gain on the disposal of this reporting unit in the amount of $39,098. This gain is included in the caption (Other income) in the consolidated statements of operations for the year ended December 31, 2004.




Note 15 - Segment Information, page 41
--------------------------------------

     13 Although the Company has several product lines including bullion, rare coins, jewelry and pawn loans which are offered to retail and wholesale customers, these products and services are offered by the same sales and support staff located in each of our facilities. However, we have reassessed the criteria in SFAS 131, and now believe that more than one reportable segment exists and we have revised our financial statements accordingly in our amended filing.

Section 302 Certifications
--------------------------

     14 We will amend our filings so that our certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K and include the entire 10-K and 10-Q in the amended filings.



Form 10-Q for Fiscal Quarter Ended March 31, 2005
-------------------------------------------------

General
-------

     15.  We will revised our Form 10-Q to address your comments, as applicable.





Management's Discussion and Analysis of Financial Condition ans Results of Operations, page 8
--------------------------------------------------------------------------------

Contractual Cash Obligations, page 8
------------------------------------

     16. In our amended filing, we will disclose estimated interest payments on our debt.

The Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we have enclosed a copy of the amended filings with changes marked for your review.

Sincerely,

/s/ John Benson

John Benson
Chief Financial Officer